EXHIBIT 99.1

CHINA FINANCE ONLINE CO. LIMITED

REPORT OF THE DIRECTORS

The directors of China Finance Online Co. Limited, or the Company, present their report and the audited financial statements for the year ended December 31, 2016, or the Financial Statements, which can be accessed through the SEC website at http:///www.sec.gov or through the Company’s website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual beginning April 28, 2017. The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company and provides corporate management services. The activities of its principal subsidiaries including its variable interest entities ("VIEs") and its VIEs' subsidiaries are set out in note 1 to the Financial Statements.

RESULTS

The results of the Company and its subsidiaries including its variable interest entities ("VIEs") and its VIEs' subsidiaries for the year ended December 31, 2016 are set out in the consolidated statements of comprehensive income on page F-3 of the Financial Statements.

The directors do not recommend the payment of a dividend and propose that the profit for the year be retained.

PROPERTY AND EQUIPMENT

Details of the movements during the year in property and equipment of the Company and its subsidiaries including its VIEs and its VIEs' subsidiaries are set out in note 12 to the Financial Statements.

SHARE CAPITAL

In 2016, Company granted share options to purchase 200,000 ordinary shares pursuant to the 2014 Stock Incentive Plan.

The Company did not issue any share capital for the year ended December 31, 2016.

DIRECTORS

The directors of the Company up to the date of this report were as follows:

Mr. Zhiwei Zhao

Mr. Jun Wang

Mr. Z. James Chen

Mr. Jian Wang

Mr. Yaowei Zhang

We have a staggered board of directors, which means half the number of our directors (excluding our chief executive officer) shall retire from office by rotation at every annual general meeting. The directors to retire at each annual general meeting shall be those who have been longest in office since their last election. Any director appointed by the board of directors since the last annual general meeting shall hold office only until the next following annual general meeting and shall then be eligible for re-election but shall not be taken into account in determining the number of directors who are to retire by rotation. Our chief executive officer will at all times be a director, and will not retire as a director, so long as he remains as the chief executive officer. Our board of directors is currently comprised of five members. Mr. Jian Wang and Mr. Yaowei Zhang are required to retire by rotation at the 2017 annual general meeting.

MANAGEMENT CONTRACTS

No substantial contracts concerning the management and administration of the Company were entered into or existed during 2016.

ARRANGEMENTS WITH DIRECTORS TO PURCHASE SHARES OR DEBENTURES

As of the date of this report, the Company has granted the directors share awards of 7,500,240 ordinary shares of the Company pursuant to the Company’s 2004 Stock Incentive Plan, out of which 2,400,000 ordinary shares have expired. Details of directors’ underlying share awards at the date of this report were as follows:

		Number of
Name of director	Capacity	underlying shares under 2004 Stock Incentive Plan
Zhiwei Zhao	Director	3,000,000
Jun Wang*	Director	2,100,240
		5,100,240

* 250,000 shares out of the underlying shares awards of Mr. Jun Wang under the 2004 Stock Incentive Plan were granted prior to his appointment as a director of the Company.

As of the date of this report, the Company has granted the directors an aggregate of 650,000 restricted shares pursuant to the Company’s 2014 Stock Incentive Plan. Certificates evidencing the shares shall only be issued to the participant if and when the applicable restrictions on the restricted shares lapse in accordance with the terms of the applicable award agreement and the 2014 Plan. Details of directors’ awards at the date of this report were as follows:

		Number of
Name of director	Capacity	underlying shares under 2014 Stock Incentive Plan
Zhiwei Zhao	Director	260,000
Jun Wang	Director	150,000
Z. James Chen	Independent director	80,000
Jian Wang	Independent director	80,000
Yaowei Zhang	Independent director	80,000
		650,000

Particulars of the Company’s 2007 performance-based equity incentive plan are set out in note 17 to the Financial Statements.

Other than as disclosed above, at no time during 2016 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

AUDITORS

A resolution will be proposed to the forthcoming Annual General Meeting of the Company to appoint BDO China Shu Lun Pan Certified Public Accountants LLP as auditors of the Company.

On behalf of the Board

/s/ Zhiwei Zhao
Zhiwei Zhao
CHAIRMAN
June 2, 2017

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